

October 22, 2010

Peter Fante, Esq.
Chief Legal Officer
Verint Systems Inc.
330 South Service Road
Melville, NY 11747

> **Re:** **Verint Systems Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-169025**

Dear Mr. Fante:

We have reviewed your amended filing and response letter dated October 7, 2010, and have the following comments. References to prior comments refer to those provided in our letter dated September 20, 2010.

Executive and Director Compensation

Compensation Discussion and Analysis

Annual Bonuses for the Year Ended January 31, 2010, page 116

1.   We note your added disclosure on page 114 in response to prior comment 19. However, you have not provided a discussion of the specific MBOs for each named executive officer nor provided us with your analysis as to why you believe such disclosure is not necessary, given that up to 10% of each named executive officer's compensation is based on assessment of MBOs. As such, we reissue prior comment 19. Please include a comprehensive discussion of the MBOs for each named executive officer or tell us why you believe such a discussion is not required. While we note your statement that the MBOs are not quantitative, this fact does not preclude the need for a discussion addressing how individual performance is assessed and describing the elements of individual performance, where individual performance materially impacts compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Financial Statements

Cost of Revenues, page F-14

2.   We are considering your response to prior comment 22. Your response refers to Question 5 of SAB Topic 13.A paragraph 3(f) that applies to set-up activities. Tell us how you determined that the types of costs described in your response should follow the policies applied to the set-up costs described in Question 2. In this regard, indicate why you believe that the multiple element costs associated with arrangements that are subject to ratable revenue recognition due to lack of VSOE and within the scope of ASC 985-605 represent an asset. Further, indicate the amount of deferred costs that are attributable to arrangements that are subject to ratable revenue recognition due to lack of VSOE for undelivered elements.

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at 202-551-3443 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng, Special Counsel, at 202-551-3457 or me at 202-551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 755-7306
       Randi C. Lesnick, Esq.
       Jones Day